Exhibit 99.1

ASM International N.V.

Contact:	Naud van der Ven,	+ 31 30 229 85 40
	Mary Jo Dieckhaus,	+ 1 212 986 29 00

ASM INTERNATIONAL REPORTS 2004 AND FIRST HALF 2005

FINANCIAL POSITION AND OPERATING RESULTS

IN ACCORDANCE WITH

INTERNATIONAL FINANCIAL REPORTING STANDARDS

BILTHOVEN, THE NETHERLANDS, August 1, 2005 - ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its 2004 and first half 2005 financial position and operating results in accordance with International Financial Reporting Standards.

Introduction

ASMI’s primary consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The Annual Report for 2004, including consolidated financial statements prepared in accordance with US GAAP, was published on February 24, 2005. US GAAP will continue to be the Company’s primary set of accounting principles.

ASMI is required by European Regulations to also publish consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) from 2005 onwards. ASMI’s first consolidated financial statements prepared in accordance with IFRS will be included in its Dutch Statutory Annual Report for 2005, including the consolidated financial statements of 2004 for comparison purposes. These consolidated financial statements replace the consolidated financial statements ASMI prepared through 2004 in accordance with accounting principles generally accepted in the Netherlands (“Dutch GAAP”), included in its Dutch Statutory Annual Reports through 2004.

This presentation includes an overview of the differences between IFRS and US GAAP applicable to ASMI. The IFRS standards expected to be applicable to the Dutch Statutory Annual Report for 2005 have been applied in preparing this presentation. These standards are subject to endorsement by the EU and interpretative guidance from the International Accounting Standards Board (“IASB”). Accordingly, this presentation is tentative and subject to change to reflect new interpretative guidance. ASMI’s final 2004 financial statements prepared in accordance with IFRS will be included in its Dutch Statutory Annual Report for 2005.

Although IFRS has an impact on the way ASMI’s consolidated financial statements are presented, IFRS does not have an impact on ASMI’s business, business decisions, performance or cash flows.

IFRS Impact

ASMI has identified a number of differences between IFRS and US GAAP applicable to the Company. The differences relate to accounting for goodwill under IFRS 3 “Business Combinations,” accounting for minority interest under IAS 27 “Consolidated and Separate Financial Statements,” accounting for convertible subordinated notes under IAS 32 “Financial Instruments: Disclosure and Presentation,” accounting for development expenses under IAS 38 “Intangible Assets” and accounting for option plans and share incentives under IFRS 2 “Share-based Payment.”

The impact of these differences is summarized as follows:

(euro millions)	Equity as of January 1, 2004	Net earnings year ended December 31, 2004	Equity as of December 31, 2004
US GAAP	204.6	24.0	256.7

Adjustments for IFRS:
Goodwill	(13.2)	—	(12.3)
Classification of minority interest	87.2	45.2	90.9
Convertible subordinated debt	32.1	(5.6)	44.7
Development expenses	—	—	—
Share-based payment	6.2	(1.8)	5.4
Total adjustments	112.3	37.8	128.7

IFRS	316.9	61.8	385.4

IFRS allocation of net earnings:
Shareholders		16.6
Minority interest		45.2

(euro millions)	Net earnings (loss) three months ended				Equity as of June 30, 2005
	March 31, 2004	March 31, 2005	June 30, 2004	June 30, 2005
US GAAP	14.6	(7.2)	4.4	0.5	268.3

Adjustments for IFRS:
Goodwill	—	—	—	—	(13.8)
Classification of minority interest	16.6	4.5	11.0	10.6	98.3
Convertible subordinated debt	(1.5)	(1.1)	(2.5)	(0.3)	43.4
Development expenses	—	4.7	—	5.3	10.5
Share-based payment	(0.1)	(0.4)	(0.9)	(0.1)	5.6
Total adjustments	15.0	7.7	7.6	15.5	144.0

IFRS	29.6	0.5	12.0	16.0	412.3

IFRS allocation of net earnings:
Shareholders	13.0	(4.0)	1.0	5.4
Minority interest	16.6	4.5	11.0	10.6

In addition, ASMI has identified differences between IFRS and US GAAP with respect to the presentation of pooled cash balances with banks and deferred tax assets.

Goodwill

IFRS 1 “First time adoption of IFRS” includes a transition option to apply IFRS 3 prospectively from the transition date (January 1, 2004). ASMI has elected to apply this option and accordingly, all accounting under Dutch GAAP for business combinations prior to January 1, 2004 is fixed at the transition date and the corresponding value of goodwill is fixed as well. As a result of amortization of goodwill under Dutch GAAP prior to January 1, 2004, the value of goodwill under IFRS as of January 1, 2004 is € 13.2 million lower when compared to the value of goodwill under US GAAP as of January 1, 2004. Since this balance relates to non-euro denominated acquisitions, this difference will fluctuate over time with currency rate fluctuations.

In addition, IFRS requires the inclusion of contingent consideration in the cost of acquisition if it is probable and can be estimated reliably, while under US GAAP, contingent consideration is generally excluded from the cost of acquisition until the contingency is resolved. Under IFRS, the Company has accounted for contingent consideration with respect to the acquisitions completed in 2004, of € 1.9 million as of December 31, 2004 and € 2.1 million as of June 30, 2005 in both goodwill and accrued expenses.

Classification of Minority Interest

IAS 27 requires ASMI to classify minority interest of third parties in the Company’s subsidiaries in its equity. Under US GAAP, minority interest is classified between liabilities and equity. Accordingly, IAS 27 requires ASMI not to deduct minority interest from net earnings. Instead, the allocation of net earnings to shareholders and minority interest is presented below the consolidated statement of operations. Under US GAAP, minority interest in net earnings of subsidiaries is deducted from the Company’s net earnings.

Convertible Subordinated Debt

ASMI’s convertible notes are compound financial instruments that include two components: a liability component (the note) and an equity component (the conversion option). IAS 32 requires a separation between these financial instruments. Accordingly, the conversion option is measured at fair value at issuance, separated from the liability and classified in equity. The liability is initially measured at fair value and subsequently measured at amortized cost. Under US GAAP and Dutch GAAP such a separation is not required. Subsequent to the initial separation, the liability component accrues over time to its nominal value, resulting in additional interest expenses.

The impact from the separation includes the following components:

1.	The separation of the conversion options and classifying these options net of tax in equity results in a substantial increase in equity as of January 1, 2004, December 31, 2004 and June 30, 2005.

2.	The separation of the conversion option included in the convertible notes issued in December 2004 requires ASMI to record a deferred tax liability. The Company recognized simultaneously a deferred tax asset with respect to net operating loss carry forwards, with a positive impact on net earnings in 2004. The deferred tax asset offsets the deferred tax liability. Similar changes to deferred tax liabilities and deferred tax assets, relating to the convertible notes issued prior to January 1, 2004, were accounted for in retained earnings as of January 1, 2004.

3.	Additional interest expenses accounted for in order to accrue the liability components to their nominal values amount have a negative impact on net earnings in 2004 and in the six months ended June 30, 2005. Similar interest expenses relating to the period prior to January 1, 2004 were accounted for in retained earnings as of January 1, 2004.

4.	The conversion options presented in equity are stated at cost. Accordingly, there is no accounting for currency rate fluctuations. Under US GAAP, the total of the note and the conversion option is classified in liabilities and subject to currency rate fluctuations.

The impacts are summarized as follows:

(euro millions)	Equity as of January 1, 2004	Net earnings year ended December 31, 2004	Equity as of December 31, 2004	Net earnings six months ended June 30, 2005	Equity as of June 30, 2005
Separation of conversion option	42.0	—	60.2	—	60.2
Changes in income taxes	10.2	7.8	18.0	—	18.0
Additional interest expense	(18.9)	(11.8)	(30.7)	(6.5)	(37.2)
Currency rate fluctuations	(1.2)	(1.6)	(2.8)	5.2	2.4
Total	32.1	(5.6)	44.7	(1.3)	43.4

Due to the early extinguishment of convertible subordinated debt in 2004 and in the six months ended June 30, 2005, the related conversion option classified in equity of € 4.0 million and €1.1 million respectively was transferred from accumulated other comprehensive loss to retained earnings.

Development Expenses

IAS 38 requires capitalization of development costs if, and only if, an entity can demonstrate all of the following:

1.	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

2.	its intention to complete the intangible asset and use or sell it;

3.	its ability to use or sell the intangible asset;

4.	how the intangible asset will generate probable future economic benefits;

5.	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

6.	its ability to measure the expenditure attributable to the intangible asset during its development reliably.

US GAAP prohibits capitalization of research and development costs. Prior to December 31, 2004 ASMTs administrative systems did not distinguish between research costs and development costs and as a result, the Company could not demonstrate its ability to measure the expenditure attributable to the intangible asset during its development reliably. At January 1, 2005, the Company implemented a change to its administrative systems and is able to reliably capture development costs. As a result, from 2005 onwards the Company capitalizes development costs that meet the above-mentioned criteria in its consolidated financial statements prepared in accordance with IFRS. At June 30, 2005 the Company capitalized € 11.6 million in development costs and € 1.1 million in deferred tax liabilities.

Share-Based Payment

IFRS 2 requires expensing the fair value of options. The Company adopted IFRS 2 at January 1, 2004 for options granted after November 7, 2002 and not yet vested at January 1, 2005. The impact on net earnings in 2004 and in the six months ended June 30, 2005, when prepared in accordance with IFRS, is an expense of € 1.4 million and € 0.4 million respectively.

In addition, IFRS 2 requires the expense of share-based payments to be recorded in the vesting period. Under US GAAP, ASMI records the expense of the employee share incentive scheme of ASM Pacific Technology Ltd. in the granting period. The impact on equity as of January 1, 2004, when prepared in accordance with IFRS, is an additional income of € 6.2 million of which € 2.9 million is allocated to minority interest. The impact on net earnings in 2004, when prepared in accordance with IFRS, is an expense of € 0.8 million, of which € 0.4 million is allocated to minority interest. The impact on net earnings in the six months ended June 30, 2005, when prepared in accordance with IFRS, is an additional income of € 0.2 million, of which € 0.1 million is allocated to minority interest.

About ASM International

ASM International N.V., headquartered in Bilthoven, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at http://www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K as filed.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31, 2004

(thousands except per share data)					in Euro
	US GAAP	Convertible Subordinated Debt	Share-based Payment	Classification Differences	IFRS

Net sales	754,245				754,245
Cost of sales	(472,501)				(472,501)
Gross profit	281,744	—	—	—	281,744

Operating expenses:
Selling, general and administrative	(107,040)		(2,206)		(109,246)
Research and development	(84,874)				(84,874)
Amortization of purchased technology and other intangible assets	(1,389)				(1,389)
Total operating expenses	(193,303)	—	(2,206)	—	(195,509)
Earnings from operations	88,441	—	(2,206)	—	86,235
Loss on equity investments	(417)				(417)
Net interest expense	(10,347)	(11,850)			(22,197)
Foreign currency transaction losses	(111)	(1,611)			(1,722)
Earnings before income taxes and minority interest	77,566	(13,461)	(2,206)	—	61,899
Income tax expense	(10,575)	7,799			(2,776)
Earnings before minority interest	66,991	(5,662)	(2,206)	—	59,123
Minority interest	(45,608)		386	45,222	—
Gain on dilution of investment in subsidiary	2,656				2,656
Net earnings	24,039	(5,662)	(1,820)	45,222	61,779

Allocation of net earnings:
Shareholders					16,557
Minority interest					45,222

Net earnings for shareholders per share:
Basic	0.47				0.32
Diluted (1)	0.46				0.32

Weighted average number of shares used in computing per share amounts (in thousands):
Basic	51,540				51,540
Diluted (1)	51,858				51,858

(1)	The calculation of diluted net earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings (loss) are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings (loss) due to the related impact on interest expense. For the year ended December 31, 2004 the effect of a potential conversion of convertible debt into 11,216,873 common shares was anti-dilutive and no adjustments have been reflected in the diluted weighted average number of shares and net earnings.

ASM INTERNATIONAL N.V.

CONSOLIDATED BALANCE SHEETS

January 1, 2004

(thousands except share data)						In Euro
	US GAAP	Goodwill	Convertible Subordinated Debt	Share-based Payment	Classification Differences	IFRS
Assets

Cash and cash equivalents	154,857				4,543	159,400
Marketable securities	9					9
Accounts receivable, net	144,900					144,900
Inventories, net	145,701					145,701
Income taxes receivable	873					873
Deferred tax assets	4,125				(4,125)	—
Other current assets	16,942					16,942
Total current assets	467,407	—	—	—	418	467,825

Property, plant and equipment, net	130,235					130,235
Goodwill, net	45,937	(10,983)				34,954
Deferred tax assets	136				4,125	4,261
Investments and loan advances	13,559	(2,248)				11,311
Debt issuance costs	4,704					4,704
Total Assets	661,978	(13,231)	—	—	4,543	653,290

Liabilities and Equity

Notes payable to banks	23,680				4,543	28,223
Accounts payable	77,627					77,627
Accrued expenses	55,738			(6,224)		49,514
Advance payments from customers	9,601					9,601
Deferred revenue	10,173					10,173
Income taxes payable	7,618					7,618
Current portion of long-term debt	4,820					4,820
Total current liabilities	189,257	—	—	(6,224)	4,543	187,576

Deferred tax liabilities	1,740					1,740
Long-term debt	16,804					16,804
Convertible subordinated debt	162,319		(32,066)			130,253
Total Liabilities	370,120	—	(32,066)	(6,224)	4,543	336,373

Minority interest in subsidiary	87,249				(87,249)	—

Equity:

Common shares
Authorized 110,000,000 shares, par value € 0.04, issued and outstanding 50,061,647 shares	2,002					2,002
Financing preferred shares, issued none	—					—
Preferred shares, issued none	—					—
Capital in excess of par value	259,122			91		259,213
Retained earnings	592	(16,131)	(9,890)	3,262		(22,167)
Accumulated other comprehensive loss	(57,107)	2,900	41,956			(12,251)
Total Shareholders’ Equity	204,609	(13,231)	32,066	3,353	—	226,797

Minority interest in subsidiary	—			2,871	87,249	90,120
Total Equity	204,609	(13,231)	32,066	6,224	87,249	316,917
Total Liabilities and Equity	661,978	(13,231)	—	—	4,543	653,290

ASM INTERNATIONAL N.V.

CONSOLIDATED BALANCE SHEETS

December 31, 2004

(thousands except share data)						In Euro
	US GAAP	Goodwill	Convertible Subordinated Debt	Share-based Payment	Classification Differences	IFRS
Assets

Cash and cash equivalents	218,614				13,099	231,713
Marketable securities	5					5
Accounts receivable, net	171,996					171,996
Inventories, net	156,959					156,959
Income taxes receivable	26					26
Deferred tax assets	3,624				(3,624)	—
Other current assets	24,646					24,646
Total current assets	575,870	—	—	—	9,475	585,345

Property, plant and equipment, net	142,696					142,696
Goodwill, net	89,309	(10,481)				78,828
Purchased technology and other intangible assets	8,833					8,833
Deferred tax assets	780				3,624	4,404
Debt issuance costs	6,346					6,346
Total Assets	823,834	(10,481)	—	—	13,099	826,452

Liabilities and Equity

Notes payable to banks	23,379				13,099	36,478
Accounts payable	76,026					76,026
Accrued expenses	67,756	1,862		(5,387)		64,231
Advance payments from customers	7,189					7,189
Deferred revenue	13,397					13,397
Income taxes payable	13,636					13,636
Current portion of long-term debt	7,883					7,883
Current portion of convertible subordinated debt	72,646		(6,118)			66,528
Total current liabilities	281,912	1,862	(6,118)	(5,387)	13,099	285,368

Deferred tax liabilities	914					914
Long-term debt	17,137					17,137
Convertible subordinated debt	176,208		(38,615)			137,593
Total Liabilities	476,171	1,862	(44,733)	(5,387)	13,099	441,012

Minority interest in subsidiaries	90,947				(90,947)	—

Equity:

Common shares
Authorized 110,000,000 shares, par value € 0.04, issued and outstanding 52,617,952 shares	2,105					2,105
Financing preferred shares, issued none	—					—
Preferred shares, issued none	—					—
Capital in excess of par value	299,761			1,460		301,221
Retained earnings	24,631	(16,131)	(11,601)	1,442		(1,659)
Accumulated other comprehensive loss	(69,781)	3,788	56,334			(9,659)
Total Shareholders’ Equity	256,716	(12,343)	44,733	2,902	—	292,008

Minority interest in subsidiaries	—			2,485	90,947	93,432
Total Equity	256,716	(12,343)	44,733	5,387	90,947	385,440
Total Liabilities and Equity	823,834	(10,481)	—	—	13,099	826,452